

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 5, 2011

Mr. William J. Gerber
Executive Vice President, Chief Financial Officer
TD AMERITRADE Holding Corporation
4211 South 102nd Street
Omaha, NE 68127

      Re: TD AMERITRADE Holding Corporation
             Form 10-K for the fiscal year ended September 30, 2010
             Filed November 19, 2010
             File No. 000-49992

Dear Mr. Gerber:

      We have completed our review of your filings and do not have any further comments at this time.

             Sincerely,

             Daniel L. Gordon
             Branch Chief